Exhibit 99.26

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: SLW
November 30, 2004

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

SILVER WHEATON CLOSES CDN$60.75 MILLION FINANCING

Vancouver, British Columbia: November 30, 2004 – Chap Mercantile Inc. (“Silver Wheaton”) (TSX: SLW) is pleased to announce that it has closed its previously announced financing for aggregate gross proceeds of Cdn$60.75 million. Silver Wheaton issued and sold 81 million units of Silver Wheaton at a price of Cdn$0.75 per unit by way of private placement through a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, Orion Securities Inc., First Associates Investments Inc., Fort House Inc., Haywood Securities Inc., Salman Partners Inc., Scotia Capital Inc. and Sprott Securities Inc. The size of the private placement was increased from Cdn$48 million to Cdn$60.75 million upon the exercise of the underwriters’ option to purchase an additional Cdn$12.75 million of units.

Each unit is comprised of one Silver Wheaton common share and one-half of one Series “A” common share purchase warrant of Silver Wheaton. Each whole Series “A” warrant entitles the holder to purchase one Silver Wheaton common share at a price of Cdn$1.10 until November 30, 2009.

In accordance with securities legislation currently in effect, the common shares and Series “A” warrants will be subject to a “hold period” of four months plus one day expiring on March 31, 2005. The Series “A” warrants will be listed and posted for trading on the Toronto Stock Exchange under the symbol “SLW.WT.A”, subject to the fulfilment of usual listing conditions.

The net proceeds from the private placement will be used to fund the cash portion of the purchase price of the previously announced acquisition of silver produced by Zinkgruvan Mining AB, a wholly-owned subsidiary of Lundin Mining Corporation (TSX: LUN), at its mining operations in Sweden, and for general corporate purposes. The acquisition is expected to close in early December 2004.

Upon completion of the Zinkgruvan transaction, Silver Wheaton will be the only mining company with 100% of its revenue from silver production and will have over US$16 million in cash. Silver Wheaton is debt-free, unhedged and is well positioned for further growth.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forwardlooking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of silver, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Silver Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of silver, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s Filing Statement dated October 8, 2004 as filed with the securities regulatory authorities in Canada via SEDAR. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For information contact:

Julia Hasiwar

Director, Investor Relations

(604) 696-3011